Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months Ended September 30, 2024 and the Nine Months Ended September 30, 2024
New York – October 29, 2024 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a global leader in providing artificial intelligence (“AI”) and augmented reality (“AR”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today announced its unaudited financial results for the three months ended September 30, 2024 and the nine months ended September 30, 2024.
Highlights for the Three Months Ended September 30, 2024
•Total revenue was $16.1 million for the three months ended September 30, 2024, compared to $14.5 million in the same period of 2023, an increase of 10.8%. The increase was primarily due to growth momentum in the revenue of AI- and AR- cloud solutions and mobile app subscriptions.
•Gross profit was $13.0 million for the three months ended September 30, 2024, compared with $11.8 million in the same period of 2023, an increase of 9.6%.
•Net income was $2.5 million for the three months ended September 30, 2024, compared to a net income of $3.5 million during the same period of 2023.
•Adjusted net income (non-IFRS)1 was $3.2 million for the three months ended September 30, 2024, compared to adjusted net income (non-IFRS) of $2.7 million in the same period of 2023, an increase of 20.6%.
•Operating cash flow was $4.2 million in the third quarter of 2024, compared to $4.0 million in the same period of 2023, an increase of 6.3%.
•The Company’s YouCam mobile beauty app active subscribers grew by 17.0% year-over-year, reaching a record high of over 977,000 active subscribers as of end of the third quarter of 2024.
•The Company had 151 Key Customers2 as of September 30, 2024, compared to 151 Key Customers as of June 30, 2024. The number of key customers remained the same due to the stability of our enterprise business.
•As of September 30, 2024, the Company’s cumulative customer base included 708 brand clients, with over 806,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, watches and jewelry products, compared to 686 brand clients and over 774,000 digital SKUs as of June 30, 2024.

Highlights for the Nine Months Ended September 30, 2024
•Total revenue was $44.3 million for the nine months ended September 30, 2024, compared to $39.4 million in the same period of 2023, an increase of 12.5%.
•Gross profit was $35.2 million for the nine months ended September 30, 2024, compared with $31.6 million in the same period of 2023, an increase of 11.2%.
•Net income was $3.9 million for the nine months ended September 30, 2024, compared to a net income of $4.0 million during the same period of 2023, a decrease of 2.2%.
•Adjusted net income (non-IFRS) was $6.0 million for the nine months ended September 30, 2024, compared to adjusted net income (non-IFRS) of $4.9 million in the same period of 2023, an increase of 23.2%.
•Operating cash flow was $9.8 million in the first nine months of 2024, compared to $10.4 million in the same period of 2023, a decrease of 6.5%.
1 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.
2 “Key Customers” refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect, commented, “The Company has managed to maintain a positive trajectory, demonstrating resilience in the face of market challenges. This is bolstered by the strong performance of our consumer suite of apps, and improved operating efficiencies, which positioned the Company for sustainable success. As a result, we are confident in both the Company's ability to navigate the current landscape and the long-term industry outlook. The combination of steady growth and operational improvements suggests a promising future, underscoring Perfect Corp.'s commitment to long-term value creation and innovation. Our advanced Generative AI technologies will continue to deliver value to customers and shareholders.”
Financial Results for the Three Months Ended September 30, 2024
Revenue
Total revenue was $16.1 million for the three months ended September 30, 2024, compared to $14.5 million in the same period of 2023, an increase of 10.8%.
•AI- and AR- cloud solutions and subscription revenue was $13.4 million for the three months ended September 30, 2024, compared to $11.4 million in the same period of 2023, an increase of 17.9%. The double digit growth was driven by robust demand for the Company’s online virtual product try-on solutions from brand customers, the healthy momentum in the growth of YouCam mobile beauty app subscriptions, and the consumer preference for Generative AI technologies and AI editing features for photos and videos. The Company’s YouCam mobile beauty app active subscribers grew by 17.0% year-over-year, once again reaching a record high of over 977,000 active subscribers as of the end of the third quarter of 2024. This increase reflected the sustained demand in the Company’s YouCam mobile beauty app services from subscribers and users.
•Licensing revenue was $2.4 million for the three months ended September 30, 2024, compared to $2.8 million in the same period of 2023, a decrease of 14.5%. The Company anticipates that this legacy non-recurring revenue will diminish in significance as it continues to prioritize enhancing its market leadership in offering AI- and AR-based SaaS subscription solutions for brands and customers.
Gross Profit
Gross profit was $13.0 million for the three months ended September 30, 2024, compared with $11.8 million in the same period of 2023, an increase of 9.6%. Despite the increase in gross profit, our gross margin slightly decreased to 80.3% for the three months ended September 30, 2024, from 81.2% in the same period of 2023, primarily due to the increase in third-party payment processing fees paid to digital distribution partners such as Google and Apple related to the growth in our mobile app subscription revenue.
Total Operating Expenses
Total operating expenses were $13.0 million for the three months ended September 30, 2024, compared with $12.7 million in the same period of 2023, an increase of 3.0%. The increase was primarily due to higher sales and marketing expenses and research and development ("R&D") expenses, while mainly offset by declines in general and administrative expenses in the third quarter of 2024.
•Sales and marketing expenses were $7.1 million for the three months ended September 30, 2024, compared to $6.4 million during the same period of 2023, an increase of 10.0%. This increase was largely due to an increase in marketing events and advertising costs related to our mobile apps and cloud computing.
•Research and development expenses were $3.2 million for the three months ended September 30, 2024, compared to $3.0 million during the same period of 2023, an increase of 5.9%. The increase primarily resulted from the increase in R&D headcount as we further lean into the development of Generative AI technologies.
•General and administrative expenses were $2.1 million for the three months ended September 30, 2024, compared to $3.2 million during the same period of 2023, a decrease of 32.9%. The decrease was primarily due to enhanced operational efficiencies in the third quarter of 2024.

Net Income
Net income was $2.5 million for the three months ended September 30, 2024, compared to a $3.5 million during the same period of 2023. The positive net income in the third quarter of 2024 was supported by continued revenue growth and effective cost control.
Adjusted Net Income (Non-IFRS)
Adjusted net income was $3.2 million for the three months ended September 30, 2024, compared to $2.7 million in the same period of 2023, an increase of 20.6%.
Liquidity
As of September 30, 2024, the Company held $127.2 million in cash and cash equivalents (or $163.2 million when including 6-month time deposits of $36.0 million, which are classified as current financial assets at amortized cost under IFRS), compared to $120.8 million as of June 30, 2024 (or $158.8 million when including time deposits). The total increase in cash, cash equivalents and 6-month time deposits, resulted from the positive operating cash flow and the interest income received from the Company’s bank deposits.
The Company had a positive operating cash flow of $4.2 million in the third quarter of 2024, compared to positive $4.0 million in the same period of 2023. The Company continues to invest in growth while maintaining healthy cash reserve to support business operations signifying the Company's operational health and sustainability.
Business Outlook for 2024
Based on the growth momentum in both enterprise SaaS solution demands and YouCam mobile apps subscriptions, the Company anticipates a year-over-year total revenue growth rate of 12% to 14% for 2024, compared to 2023.
Note that this forecast is based on the Company’s current assessment of the market and operational conditions, and that these factors are subject to change.
Conference Call Information
The Company’s management will hold an earnings conference call at 8:00 p.m. Eastern Time on October 29, 2024 (8:00 a.m. Taipei Time on October 30, 2024) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number and a unique access PIN, which can be used to join the conference call.

Registration Link: https://registrations.events/direct/Q4I516305131
A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.perfectcorp.com.
About Perfect Corp.
Founded in 2015, Perfect Corp. is a beautiful AI Company and global leader in enterprise SaaS solutions. As an innovative powerhouse in using artificial intelligence (AI) to transform the beauty and fashion industries, Perfect empowers major beauty, skincare, fashion, jewelry brands and retailers by providing consumers with omnichannel shopping experiences through augmented reality (AR) product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey. In addition, Perfect also operates a family of YouCam consumer apps for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. With the help of technologies, Perfect helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.
Use of Non-IFRS Financial Measures
This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:
Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs3, non-cash equity-based compensation, and non-cash valuation (gain)/loss of financial liabilities. Starting from the first quarter of 2024, we no longer exclude foreign exchange gain (loss) from adjusted net income (loss). As we transitioned to using the U.S. dollar as the functional currency for certain subsidiaries in 2023, our foreign exchange gains (losses), which historically have predominantly been unrealized, have not been material since 2023. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this press release.
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in
3The one-off transaction cost in the first quarter of 2023 included professional services expenditures that the Company incurred in connection with the de-SPAC transaction. No such cost incurred in the same period of 2024.

understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND SEPTEMBER 30, 2024
(Expressed in thousands of United States dollars)

	December 31, 2023	September 30, 2024
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$123,871	$127,177
Current financial assets at amortized cost	30,300	36,000
Current contract assets	2,770	2,022
Accounts receivable	6,992	8,036
Other receivables	343	786
Current income tax assets	311	281
Inventories	33	21
Other current assets	4,042	2,311
Total current assets	168,662	176,634
Non-current assets
Property, plant and equipment	380	617
Right-of-use assets	847	626
Intangible assets	77	44
Deferred income tax assets	257	1,563
Guarantee deposits paid	140	148
Total non-current assets	1,701	2,998
Total assets	$170,363	$179,632

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2023 AND SEPTEMBER 30, 2024
(Expressed in thousands of United States dollars)

	December 31, 2023	September 30, 2024
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$15,346	$17,923
Other payables	10,331	11,393
Other payables – related parties	50	55
Current tax liabilities	21	390
Current provisions	2,394	1,822
Current lease liabilities	481	484
Other current liabilities	277	310
Total current liabilities	28,900	32,377
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	1,566	1,459
Non-current lease liabilities	387	171
Net defined benefit liability, non-current	79	81
Guarantee deposits received	25	25
Total non-current liabilities	2,057	1,736
Total liabilities	30,957	34,113

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	8,513	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	510,399	512,397
Retained earnings
Accumulated deficit	(380,472)	(376,546)
Other equity interest
Other equity interest	(523)	(517)
Treasury shares	(190)	—
Total equity	139,406	145,519
Total liabilities and equity	$170,363	$179,632

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Items	Amount	Amount	Amount	Amount
Revenue	$14,549	$16,127	$39,381	$44,321
Cost of sales and services	(2,729)	(3,171)	(7,753)	(9,142)
Gross profit	11,820	12,956	31,628	35,179
Operating expenses
Sales and marketing expenses	(6,444)	(7,090)	(19,029)	(21,274)
General and administrative expenses	(3,172)	(2,128)	(8,599)	(6,742)
Research and development expenses	(3,035)	(3,213)	(8,431)	(9,223)
Expected credit losses	—	(602)	—	(602)
Total operating expenses	(12,651)	(13,033)	(36,059)	(37,841)
Operating loss	(831)	(77)	(4,431)	(2,662)
Non-operating income and expenses
Interest income	2,335	1,923	6,944	5,875
Other income	11	5	18	19
Other gains and losses	2,034	422	1,575	131
Finance costs	(5)	(4)	(10)	(14)
Total non-operating income and expenses	4,375	2,346	8,527	6,011
Income before income tax	3,544	2,269	4,096	3,349
Income tax benefit (expense)	(17)	263	(80)	577
Net income	$3,527	$2,532	$4,016	$3,926

Other comprehensive income (loss)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	$(56)	$257	$(224)	$6
Other comprehensive income (loss), net	$(56)	$257	$(224)	$6
Total comprehensive income	$3,471	$2,789	$3,792	$3,932
Net income, attributable to:
Shareholders of the parent	$3,527	$2,532	$4,016	$3,926
Total comprehensive income attributable to:
Shareholders of the parent	$3,471	$2,789	$3,792	$3,932
Earnings per share (in dollars)
Basic earnings per share of Class A and Class B Ordinary Shares	$0.030	$0.025	$0.034	$0.039
Diluted earnings per share of Class A and Class B Ordinary Shares	$0.030	$0.025	$0.034	$0.039

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Items	Amount	Amount	Amount	Amount
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	$3,544	$2,269	$4,096	$3,349
Adjustments to reconcile profit (loss)
Depreciation expense	156	197	482	541
Amortization expense	19	13	56	39
Expected credit losses	—	602	—	602
Interest income	(2,335)	(1,923)	(6,944)	(5,875)
Interest expense	5	4	10	14
Net (gains) losses on financial liabilities at fair value through profit or loss	(2,096)	(61)	(1,852)	(107)
Share-based payment transactions	1,234	744	2,675	2,181
Changes in operating assets and liabilities
Accounts receivable	974	(1,501)	1,061	(1,635)
Current contract assets	(1,603)	(462)	527	752
Other receivables	—	—	3	—
Inventories	1	—	12	12
Other current assets	791	523	838	1,733
Current contract liabilities	(1)	919	3,034	2,541
Other payables	1,625	1,106	442	1,055
Other payables – related parties	1	2	(11)	5
Current provisions	181	(15)	501	(578)
Other current liabilities	(15)	101	(122)	34
Net defined benefit liability, non-current	1	1	2	2
Cash inflow generated from operations	2,482	2,519	4,810	4,665
Interest received	1,648	1,875	5,979	5,433
Interest paid	(5)	(4)	(10)	(14)
Income tax paid	(142)	(158)	(347)	(334)
Net cash flows from operating activities	3,983	4,232	10,432	9,750
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost	(11,000)	(11,104)	(171,800)	(55,574)
Proceeds from disposal of financial assets at amortized cost	85,500	13,074	115,500	49,874
Acquisition of property, plant and equipment	(13)	(130)	(183)	(389)
Acquisition of intangible assets	—	—	(33)	(6)
Increase in guarantee deposits paid	(15)	—	(15)	(8)
Net cash flows from (used in) investing activities	74,472	1,840	(56,531)	(6,103)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	(107)	(142)	(310)	(381)
Payments to acquire treasury shares	(446)	—	(875)	—
Net cash flows used in financing activities	(553)	(142)	(1,185)	(381)
Effects of exchange rates changes on cash and cash equivalents	(101)	451	(363)	40
Net increase (decrease) in cash and cash equivalents	77,801	6,381	(47,647)	3,306
Cash and cash equivalents at beginning of period	37,168	120,796	162,616	123,871
Cash and cash equivalents at end of period	$114,969	$127,177	$114,969	$127,177

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME CALCULATION
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Items	Amount	Amount	Amount	Amount
Net Income (Loss)	$3,527	$2,532	$4,016	$3,926
One-off Transaction Costs	—	—	33	—
Non-Cash Equity-Based Compensation	1,234	744	2,675	2,181
Non-Cash Valuation Gain of financial liabilities	(2,096)	(61)	(1,852)	(107)
Adjusted Net Income (Loss)[1]	$2,665	$3,215	$4,872	$6,000

Note (1):
In accordance with the changed definition of “adjusted net income (loss)” that is detailed in the “Use of Non-IFRS Financial Measures” section above, we have made a retrospective adjustment to our adjusted net income for the nine months ended September 30, 2023 not adjusting for “foreign exchange gain (loss)” (which amounted to a loss of $277 thousand for the period, as previously disclosed in our Form 6-K furnished to the SEC on October 24, 2023).

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations